

June 3, 2011

Via E-mail
Theodore R. Moore, Esq.
Vice President–General Counsel
C&J Energy Services, Inc.
10375 Richmond Avenue, Suite 2000
Houston, Texas 77042

> **Re:** **C&J Energy Services, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed May 18, 2011**
> **File No. 333-173177**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed May 18, 2011**
> **File No. 333-173188**

Dear Mr. Moore:

We have reviewed your amended registration statements and letter dated May 12, 2011, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statements and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statements and the information you provide in response to these comments, we may have additional comments.

General

1.   We remind you of comments 1, 3, 4, 38, 42 and 43 in our letter dated April 26, 2011.

2.   We note that you provide hydraulic fracturing services. Please tell us, with a view for disclosure:

- the location of your fracking activities;

Theodore R. Moore, Esq.
C&J Energy Services, Inc.
June 3, 2011
Page 2

- the percentage of your services involved in or revenues related to fracking;

- the anticipated costs and funding associated with fracking activities;

- whether there have been any incidents, citations or suits related to your fracking operations for environmental concerns, and if so, what your response has been; and

- your related indemnification obligations and those of your customers, if applicable.

3. In regard to your fracking services, please also tell us what steps you have taken to minimize any potential environmental impact. For example, and without limitation, please explain if you:

- have steps in place to ensure that your drilling, casing and cementing adhere to known best practices;

- monitor the rate and pressure of the fracturing treatment in real time for any abrupt change in rate or pressure;

- evaluate the environmental impact of additives to the frac fluid; and

- minimize the use of water and/or dispose of it in a way that minimizes the impact to nearby surface water.

Registration Statement on Form S-1 (File No. 333-173177)

Business, page 49

4. We note your response to prior comment number 25 from our letter dated April 26, 2011. In view of the apparent significance of term contracts to your operations, revise your disclosure to provide a discussion of the relationship between existing term contracts and future revenues, including the variables that undermine the relevance and reliability of backlog information.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 32

Results of Operations, page 36

5. We note your response to comment 23 in our letter dated April 26, 2011 and we reissue the comment. We note that you have revised your disclosure to describe the relative impact of each factor in respect of your reported periods. However, we continue to

believe that, to the extent possible, you should quantify the amount of changes contributed by each such factor, as such quantification may promote an investor's understanding of the challenges and trends you have and may continue to face as disclosed under "Overview—Our Challenges" and "Overview—Outlook." It appears that certain of these factors could be easily quantifiable, such as the increase in revenue due to the deployment of additional Fleets or the increase in costs due to the hiring of additional personnel.

Compensation Discussion and Analysis, page 72

6.   We note your response to comment 26 in our letter dated April 26, 2011. Please expand to disclose the actual EBITDA achieved that was used to calculate the bonus awards. We note your disclosure on page 74 that the EBITDA used to calculate the bonus awards differs from the EBITDA disclosed in "Summary Consolidated Financial Data."

Selling Stockholders, page 92

7.   For each of your selling shareholders that are not natural persons (*e.g.*, Passport Special Opportunities Master Fund, LP), please revise your disclosure to include the name of the natural persons who have sole or shared voting or investment power. See *Compliance and Disclosure Interpretations: Regulation S-K*, Question 140.02 at *http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm*.

Financial Statements, page F-1

Note 1- Nature of Business and Summary of Significant Accounting Policies, page F-7

General

8.   We have read your responses to prior comments 30 through 32 from our letter dated April 26, 2011. In reviewing the financial data you submitted in connection with your response to prior comment 32, we note that your CODM, Mr. Comstock, receives some discreet financial data with respect to the three services you provide. Additionally, we note your disclosure on page 63 indicating that you have two Vice Presidents who oversee Coiled Tubing and one Vice President who oversees Fracturing. Please describe for us the process through which Mr. Comstock regularly reviews operating results with the managers who report directly to him. As part of your response, tell us if he reviews supplemental information in addition to the data you provided to us on May 18, 2011 in connection with this review process. Provide us with example copies of any such reports.

Goodwill, Intangible Assets and Amortization, page F-8

9.   We have read your response to prior comment 33 from our letter dated April 26, 2011, in which you indicate you were formed to acquire all of the stock of C&J Spec-Rent

Theodore R. Moore, Esq.
C&J Energy Services, Inc.
June 3, 2011
Page 4

Services, Inc., and you merged with and into C&J Spec-Rent Services, Inc. effective
October 17, 2006 with C&J Spec-Rent Services, Inc. being the surviving corporation. To
help us understand this transaction, please address the following points:

- Tell us the nature and value of consideration you gave in exchange for the C&J
Spec-Rent Services, Inc. stock.

- Tell us how you accounted for this transaction and the authoritative accounting
guidance you relied upon.

- Provide us with the allocation of the purchase price to the acquired assets and
liabilities.

- Tell us the names of the individuals or entities that had voting control over your
Company and C&J Spec-Rent Services, Inc. prior to the merger and the
percentage ownership each individual or entity held.

Revenue Recognition, page F-9

10.   We note the disclosure you have provided in response to prior comment number 34 from
our letter dated April 26, 2011. Further revise this disclosure to specifically address each
of the revenue recognition criteria identified in SAB Topic 13-A.1. The disclosure
should clearly address each of the services you provide as well as products and supplies
provided in connection with your services.

11.   The revised revenue recognition policy you have provided in response to prior comment
number 34 indicates, in part, that revenue related to coiled tubing and pressure pumping
services is recognized upon completion of each day's work. Describe for us the
particular nature of these services, or the terms of the arrangements under which they are
provided, that supports recognizing revenue in this manner.

Exhibits, page II-2

12.   We note your response to comment 36 in our letter dated April 26, 2011. Please provide
the basis for not filing any of your operating leases or leases relating to your real
property. Similarly, please clarify whether your arrangement with JRC Investments is
memorialized in an agreement and, if so, please provide the basis for not filing such
agreement.

13.   We note your response to comment 37 in our letter dated April 26, 2011 that you
acquired Total with an aggregate cost of the transaction of $31.6 million. Please provide
the basis for not filing the related acquisition agreement.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Theodore R. Moore, Esq.
C&J Energy Services, Inc.
June 3, 2011
Page 6

  You may contact Tracie Towner at (202) 551-3744 or W. Bradshaw Skinner, Senior Assistant Chief Accountant, at (202) 551-3489 if you have questions regarding comments on the financial statements and related matters. Please contact Sirimal R. Mukerjee at (202) 551-3340 or, in his absence, me at (202) 551-3611 with any other questions.

        Sincerely,

        /s/ A.N. Parker *for*

        Anne Nguyen Parker
        Branch Chief

cc: <u>Via E-mail</u>
  Jeffery K. Malonson, Esq.
  Vinson & Elkins L.L.P.
  1001 Fannin Street, Suite 2500
  Houston, Texas 77002